UNITED STATES OF AMERICA
                    BEFORE THE SECURITIES AND EXCHANGE COMMISSION
                                   WASHINGTON, D.C.


          -------------------------------------X
                                               :
               In the Matter of                :
                                               :
          NATIONAL FUEL GAS COMPANY            :       CERTIFICATE
          NATIONAL FUEL GAS                    :
               DISTRIBUTION CORPORATION        :       PURSUANT TO
          NATIONAL FUEL GAS SUPPLY CORPORATION :       RULE 24
          SENECA RESOURCES CORPORATION         :       -----------
          NATIONAL FUEL RESOURCES, INC.        :
          UTILITY CONSTRUCTORS, INC.           :
          HORIZON ENERGY DEVELOPMENT, INC.     :
                                               :
               File No. 70-8541                :
                                               :
          (Public Utility Holding Company      :
               Act of 1935)                    :
          -------------------------------------X

                    This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, that the transactions described below, which were proposed by National Fuel Gas Company ("Company"), National Fuel Gas Distribution Corporation ("Distribution"), National Fuel Gas Supply Corporation ("Supply"), Seneca Resources Corporation ("Seneca"), National Fuel Resources, Inc., Utility Constructors, Inc. and Horizon Energy Development, Inc. ("Horizon"), in the above file, have been carried out in accordance with the terms and conditions of and for the purposes represented by said joint Application or Declaration, as amended, and pursuant to the orders of the Securities and Exchange Commission with respect thereto dated April 20, 1995, October 19, 1995, March 6, 1996 and June 26,
          1996.

                    On August 7, 1997, the Company obtained an offer to purchase $100,000,000 aggregate principal amount of the Company's Medium-Term Notes, Series D ("MTNs") due August 12, 2027 at an interest rate of 6.214%. On August 7, 1997, the Company accepted the offer by executing a Terms Agreement with Bear, Stearns & Co. Inc., one of the Agents named in the Distribution Agreement dated September 30, 1996.

                    On August 12, 1997, the Company issued and sold $100,000,000 aggregate principal amount of its 6.214% non-redeemable MTNs due August 12, 2027 to Bear, Stearns & Co. Inc.

                    The proceeds from the sale of the 6.214% non-redeemable MTNs due August 12, 2027 were loaned to Distribution, Supply, Seneca and Horizon in exchange for long-term unsecured notes in an aggregate principal amount of $30,000,000, $10,000,000, $50,000,000 and $10,000,000, respectively.

                    Attached hereto and incorporated by reference are:

                    Exhibit A-1 - Copy of Pricing Supplement No. 1 used in connection with the sale of the MTNs.

                    Exhibit B-1 - Conformed copy of the Terms Agreement dated August 7, 1997 between the Company and Bear, Stearns & Co. Inc.

                    Exhibit C-1(a) - Form S-3 Registration Statement of the Company under the Securities Act of 1933, as amended (File No. 333-3803).

                    Exhibit D-1 - Copy of Petition 97-G0496 of Distribution to the Public Service Commission of New York.

                    Exhibit D-2 - Copy of the Public Service Commission of New York's order in connection with Distribution's Petition 97-G0496, issued and effective July 9, 1997.

                    Exhibit D-3 - Copy of Securities Certificate
          Application of Distribution filed with the Pennsylvania Public Utility Commission.

                    Exhibit D-4 - Copy of the Pennsylvania Public Utility Commission's Securities Certificates Nos. S00970611 and
          G00970548.

                    Exhibit F-1(a) - Post effective opinion of Reid &
          Priest LLP.

                    Exhibit F-2(a) - Post effective opinion of Stryker, Tams & Dill LLP.

                    Exhibit F-3(a) - Post effective opinion of Anna Marie Cellino, Esq.

                    IN WITNESS WHEREOF, National Fuel Gas Company has caused this certificate to be executed this 20th day of August, 1997.

                                        NATIONAL FUEL GAS COMPANY

                                        By  /s/ Gerald T. Wehrlin
                                           -----------------------------
                                           Gerald T. Wehrlin
                                           Controller


                                        NATIONAL FUEL GAS
                                          DISTRIBUTION CORPORATION

                                        By  /s/ Gerald T. Werhlin
                                           -----------------------------
                                           Gerald T. Wehrlin
                                           Senior Vice President


                                        NATIONAL FUEL GAS SUPPLY
                                             CORPORATION

                                        By  /s/ Joseph P. Pawlowski
                                           -----------------------------
                                           Joseph P. Pawlowski
                                           Treasurer


                                        SENECA RESOURCES CORPORATION

                                        By  /s/ Gerald T. Werhlin
                                           -----------------------------
                                           Gerald T. Wehrlin
                                           Controller


                                        NATIONAL FUEL RESOURCES, INC.

                                        By  /s/ Robert J. Kreppel
                                           -----------------------------
                                           Robert J. Kreppel
                                           President


                                        UTILITY CONSTRUCTORS, INC.

                                        By  /s/ Joseph P. Pawlowski
                                           -----------------------------
                                           Joseph P. Pawlowski
                                           Treasurer


                                        HORIZON ENERGY DEVELOPMENT, INC.

                                        By  /s/ Gerald T. Werhlin
                                           -----------------------------
                                           Gerald T. Wehrlin
                                           Vice President

                                    EXHIBIT INDEX



               Exhibit             Description
               -------             -----------

               A-1 Copy of Pricing Supplement No. 1 used in connection with the sale of the MTNs.

               B-1 Conformed copy of the Terms Agreement dated August 7, 1997 between the Company and Bear, Stearns & Co. Inc.

               C-1(a) Form S-3 Registration Statement of the Company under the Securities Act of 1933, as amended (File No. 333-3803).

               D-1                 Copy of Petition 97-G0496 of
                                   Distribution to the Public Service
                                   Commission of New York.

               D-2 Copy of the Public Service Commission of New York's order in connection with Distribution's Petition 97-G0496, issued and effective July 9, 1997.

               D-3                 Copy of Securities Certificate
                                   Application of Distribution filed with
                                   the Pennsylvania Public Utility
                                   Commission.

               D-4 Copy of the Pennsylvania Public Utility Commission's Securities Certificates
                                   Nos. S00970611 and G00970548.

               F-1(a)              Post effective opinion of Reid & Priest
                                   LLP.

               F-2(a)              Post effective opinion of Stryker, Tams
                                   & Dill LLP.

               F-3(a)              Post effective opinion of Anna Marie
                                   Cellino, Esq.